SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of the Issuer)

Innoviva, Inc.
Innoviva Merger Sub, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Classes of Securities)

293614103
(CUSIP Number of Classes of Securities)

Pavel Raifeld
Chief Executive Officer
1350 Old Bayshore Highway, Suite 400
Burlingame, CA 94010
(650) 238-9600
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Russell Leaf
Jared Fertman
Jonathan Kubek
Willkie Farr & Gallagher LLP
787 7th Ave
New York, NY 10019
(212) 728-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 to Schedule 13e-3 (this “Amendment”) is being filed by Innoviva, Inc., a Delaware corporation (“Parent” or “Innoviva”) and its wholly-owned subsidiary, Innoviva Merger Sub, Inc., a Delaware corporation (“Purchaser”) and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 (together with any amendments and supplements thereto, the “Schedule 13e-3”) by Parent and Purchaser and relates to Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” and, the issuer of the Shares that are the subject of the Rule 13e-3 transaction described below, other than any Shares owned at the commencement of the Offer (as defined below) by (i) Innoviva, Purchaser or any other direct or indirect wholly owned subsidiary of Innoviva and (ii) Entasis (or held in Entasis’ treasury)), at a price of $2.20 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of May 23, 2022, by and among Entasis, Purchaser and Innoviva (the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Entasis (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

The information contained in the Tender Offer Statement filed under cover of Schedule TO by Innoviva with the SEC on June 7, 2022, (as amended or supplemented from time to time, the “Schedule TO”), the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entasis with the SEC on June 7, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Amendment are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Amendment.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment to the extent that any information contained herein modifies or supersedes such information. All information contained in this Amendment concerning Purchaser, Innoviva or their affiliates has been provided by such person and not by any other person. This Amendment should be read together with the original Schedule 13e-3.

The Schedule 13e-3 is hereby amended and supplemented as follows:

1.	The second paragraph of Item 8(c) is hereby amended and restated in its entirety as follows:

“The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—11. The Merger Agreement; Other Agreements,” “Section 12. Purpose of the Offer; Plans for Entasis,” and “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

2.	Item 15(c) is hereby amended and restated in its entirety as follows:

“The information set forth in the Offer to Purchase under the heading “Section 24. Miscellaneous” is incorporated herein by reference.”

3.	The section entitled “Signatures” is hereby amended and restated in its entirety as follows:

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2022

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA MERGER SUB, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	President